CUSIP NO. 315653105                                                 PAGE 1 OF 13


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)(1)


                          FiberNet Telecom Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    315653105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 11, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 315653105                                                 PAGE 2 OF 13
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Nortel Networks Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00*
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    84,285,715**
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    84,285,715**
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     84,285,715**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%***
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 315653105                                                 PAGE 3 OF 13


* In consideration for the receipt of 2,857,143 shares of Common Stock of the Issuer and the Second Warrant (as defined below), Nortel Networks Inc. exchanged $285,714.29 of accrued interest on indebtedness of the Issuer previously held by Nortel Networks Inc.

** Includes a total of 18,571,429 shares of Common Stock of the Issuer issuable upon exercise of two warrants: (1) a warrant to purchase 15,714,286 shares of Common Stock received from the Issuer on October 30, 2002 and with an exercise price of $0.12/share (the "Warrant"); and (2) a warrant to purchase 2,857,143 shares of Common Stock received from the Issuer on November 11, 2002 and with an exercise price of $0.12/share (the "Second Warrant") (the Warrant and Second Warrant collectively, the "Warrants").

*** Calculated, pursuant to Exchange Act Rule 13d-3, on the basis of: (a) 788,515,187 shares of Common Stock of the Issuer issued and outstanding as of November 11, 2002 post-closing of the transactions described herein, as represented to Nortel Networks Inc. by the Issuer; and (b) the 18,571,429 shares of Common Stock of the Issuer subject to the Warrants, which are currently exercisable.

CUSIP NO. 315653105                                                 PAGE 4 OF 13



                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

       This Amendment No. 3 amends the Statement on Schedule 13D filed on February 12, 2001, as amended by Amendment No. 1 filed on December 11, 2001 and Amendment No. 2 filed on November 4, 2002 (as amended, the "Statement"), by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc. ("FiberNet"). Capitalized terms used and not defined herein have the meanings set forth in the Statement. The Statement, as amended by this Amendment No. 3, is referred to herein as "Schedule 13D".

       With respect to Items 2, 4, 5 and 6 of the Statement, the Schedule I attached to the Statement is hereby replaced with the Schedule I attached hereto.

ITEM 1. SECURITY AND ISSUER

       Item 1 of the Statement is hereby amended to include the following after the first sentence:

       The 84,285,715 shares of Common Stock beneficially owned by Nortel Networks Corporation consist of: (a) 65,714,286 shares of Common Stock and (b) a total of 18,571,429 shares of Common Stock issuable upon exercise of two warrants: (1) a warrant to purchase 15,714,286 shares of Common Stock received from FiberNet on October 30, 2002 and with an exercise price of $0.12/share (the "Warrant"); and (2) a warrant to purchase 2,857,143 shares of Common Stock received from the Issuer on November 11, 2002 and with an exercise price of $0.12/share (the "Second Warrant") (the Warrant and Second Warrant collectively, the "Warrants"). The Common Stock and the Warrants are held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a subsidiary of Nortel Networks Corporation.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2(d)-(e) is hereby restated:

         (d) - (e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 of the Statement is hereby amended to include the following paragraph after the third paragraph:

       On November 11, 2002, Nortel Networks Inc. received 2,857,143 shares of Common Stock and the Second Warrant from FiberNet for $285,714.29 of accrued interest on indebtedness of FiberNet previously held by Nortel Networks Inc.

ITEM 4. PURPOSE OF THE TRANSACTION

       Item 4 of the Statement is hereby amended to read as follows:

CUSIP NO. 315653105                                                 PAGE 5 OF 13


       The 11,459,041 shares of Common Stock beneficially owned by Nortel Networks Inc. at February 1, 2001 were issuable upon the conversion of 426,333 shares of Series H Preferred Stock and 62,500 shares of Series I Preferred Stock. At their respective original issuance dates, the Series H Preferred Stock was convertible into 4,263,330 shares of Common Stock and the Series I Preferred Stock was convertible into 625,000 shares of Common Stock. Pursuant to the Certificate of Incorporation, following the issuance by FiberNet of 6,440,000 shares of Common Stock and warrants to purchase approximately 1,488,000 shares of Common Stock, the number of shares of Common Stock into which the Series H Preferred Stock is convertible increased to 9,744,755 and the number of shares of Common Stock into which the Series I Preferred Stock is convertible increased to 1,714,286.

       As of December 7, 2001, and as the result of accrued dividends payable with respect to the Series H Preferred Stock and Series I Preferred Stock, the Series H Preferred Stock was convertible into an aggregate of 10,472,366 shares of Common Stock and the Series I Preferred Stock was convertible into an aggregate of 1,901,253 shares of Common Stock.

       In connection with the December 7, 2001 transaction, Nortel Networks Inc.
(a) converted 373,947 shares of Series H Preferred Stock into 8,547,360 shares of Common Stock, and (b) converted all of its shares of Series I Preferred Stock into 1,901,253 shares of Common Stock. In addition, in connection with the December 7, 2001 transaction, the number of shares of Common Stock into which Nortel Networks Inc.'s remaining 100,000 shares of Series H Preferred Stock are convertible increased to 7,633,588.

       Nortel Networks Inc. sold all of its remaining Common Stock (9,826,865 shares of Common Stock) and Series H Preferred Stock (104,578 shares of Series H Preferred Stock, which included 4,578 shares due to accrued dividends) on October 30, 2002 for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock.

         On October 30, 2002, Nortel Networks Inc. received 62,857,143 shares of Common Stock and the Warrant from FiberNet for $9,428,571 of senior debt of FiberNet previously held by Nortel Networks Inc.

       The October 30, 2002 transaction was part of a larger corporate transaction by FiberNet, which included the sale of FiberNet senior debt held by several other investors to FiberNet for shares of Common Stock and warrants from FiberNet, as well as the issuance of shares of Common Stock of FiberNet to new investors. As part of this larger corporate transaction, Nortel Networks Inc. sold certain other FiberNet debt to a third party pursuant to the Note Purchase Agreement dated as of October 30, 2002 by and among Nortel Networks Inc. and SDS Merchant Fund, L.P.

       On November 11, 2002, Nortel Networks Inc. received 2,857,143 shares of Common Stock and the Second Warrant from FiberNet for $285,714.29 of accrued interest on indebtedness of FiberNet previously held by Nortel Networks Inc.

       The November 11, 2002 transaction was part of a larger corporate transaction by FiberNet, which included the conversion of accrued interest on FiberNet indebtedness held by several other investors for shares of Common Stock and warrants from FiberNet, and the conversion of a note held by a third party.

       Except as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named on Schedule I hereto has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, other than (subject to the First Amended and Restated Investor's Rights Agreement described in Item 6) sales of shares of Common Stock of FiberNet that Nortel Networks Inc. may make from time to time based on market conditions.

CUSIP NO. 315653105                                                 PAGE 6 OF 13


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)    Number and Percentage of Securities Owned:

              The first paragraph of Item 5(a) is hereby amended to read as follows:

                  Nortel Networks Corporation is the beneficial owner of 84,285,715 shares of Common Stock, representing approximately 10.4% of the Common Stock issued and outstanding. The 84,285,715 shares include 18,571,429 shares of Common Stock issuable upon conversion of the Warrants, at an exercise price of $0.12 per share.

              The second paragraph of Item 5(a) is hereby amended to read as follows:

                  Except as set forth in this Schedule 13D, neither Nortel Networks Corporation or, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially own any shares of Common Stock.

       (b)    Type of Ownership:

              Item 5(b) is hereby amended to read as follows:

                  Nortel Networks Corporation has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 84,285,715 shares of Common Stock.

      (c)     Transactions in Securities:

              Item 5(c) is hereby amended to read as follows:

                  Nortel Networks Inc. sold 9,826,865 shares of Common Stock and 104,578 shares of Series H Preferred Stock on October 30, 2002, in a private sale, for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock, pursuant to the Stock Purchase Agreement dated October 30, 2002 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A attached thereto.

                  On October 30, 2002, Nortel Networks Inc. received 62,857,143 shares of Common Stock and the Warrant from FiberNet for $9,428,571 of senior debt of FiberNet previously held by Nortel Networks Inc. in a private sale pursuant to the Common Stock and Warrant Purchase Agreement made as of October 30, 2002 by and among FiberNet and the investors listed on Schedule I thereto.


                  On November 11, 2002, Nortel Networks Inc. received 2,857,143 shares of Common Stock and the Second Warrant from FiberNet for $285,714.29 of accrued interest on indebtedness of FiberNet previously held by Nortel Networks Inc. in a private sale pursuant to the Common Stock and Warrant Purchase Agreement made as of November 11, 2002 by and among FiberNet and the investors listed on Schedule I thereto.

                  Except as otherwise described herein, neither Nortel Networks Corporation nor, the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in FiberNet Common Stock or Series H Preferred Stock since the filing of Amendment No.2 to the Statement on November 4, 2002.

       (d)    Right to Receive Dividends:

              Item 5(d) is hereby amended to read as follows:

                  Nortel Networks Inc. holds all rights associated with its shares of Common Stock and the Warrants, including the right to receive dividends on such shares of Common Stock.

CUSIP NO. 315653105                                                 PAGE 7 OF 13


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Item 6 is hereby amended to include the following paragraphs:

       Nortel Networks Inc. is also a party to a Common Stock and Warrant Purchase Agreement made as of November 11, 2002 by and among FiberNet and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc. (collectively, the "Investors"), in order to provide for, subject to certain conditions, the purchase by the Investors from FiberNet of an aggregate of 20,000,000 shares of Common Stock and warrants of FiberNet to purchase an aggregate of 20,000,000 shares of Common Stock for an aggregate purchase price of $2,000,000 (as paid by means of conversion of accrued interest on indebtedness). The warrants have an exercise price equal to $0.12 per share and are immediately exercisable.

       Nortel Networks Inc. is also party to a First Amended and Restated Investor's Rights Agreement made as of November 11, 2002 (the "Amended Investor's Rights Agreement") between FiberNet and the Investors, in order to provide the Investors with certain rights to register shares of FiberNet's Common Stock. Pursuant to the Amended Investor's Rights Agreement, and subject to certain conditions, in connection with a "Qualified Public Offering", as defined in the Amended Investor's Rights Agreement, of FiberNet's equity securities for cash and upon request of the underwriters managing such offering of FiberNet's securities, Nortel Networks Inc. has agreed not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of FiberNet (other than any disposed of in the registration and those acquired by Nortel Networks Inc. in the registration or thereafter in open market transactions) without the prior written consent of such underwriters, for such period of time (not to exceed (i) 180 days with respect to the next Qualified Public Offering and (ii) 90 days with respect to each other Qualified Public Offering, or in each case such shorter period as FiberNet agrees to with any other person) from the effective date of such registration as may be requested by such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such Qualified Public Offering. Nortel Networks Inc. has also agreed not to transfer any of its shares of Common Stock or the Warrants, or Common Stock received upon any exercise of the Warrants, during the period from November 11, 2002 to February 28, 2003, except pursuant to a "Permitted Sale", as defined in the Amended Investor's Rights Agreement. Nortel Networks Inc. has also agreed to a right of first offer to purchase its pro rata share of all FiberNet "Equity Securities", as defined in the Amended Investor's Rights Agreement, that FiberNet may, from time to time, propose to sell and issue after November 11, 2002, other than certain excluded Equity Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Item 7 is hereby amended by replacing Schedule 1.1 of Exhibit 7 with
Schedule 1.1 attached hereto, and to include the following:

       Exhibit 9 Common Stock and Warrant Purchase Agreement made as of November 11, 2002 by and among FiberNet Telecom Group, Inc. and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc.

       Exhibit 10 First Amended and Restated Investor's Rights Agreement made as of November 11, 2002 between FiberNet Telecom Group, Inc. and Deutsche Bank AG New York Branch, Wachovia Investors, Inc., Bank One, N.A., IBM Credit Corporation, Nortel Networks Inc., and Toronto Dominion (Texas), Inc.

CUSIP NO. 315653105                                                 PAGE 8 OF 13

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 12, 2002          NORTEL NETWORKS CORPORATION



                                 /s/  [Conformed Signature]
                                 ---------------------------------------------
                                 By: Katharine B. Stevenson
                                 Title: Treasurer




                                 /s/  [Conformed Signature]
                                 ---------------------------------------------
                                 By: Blair F. Morrison
                                 Title: Assistant Secretary

CUSIP NO. 315653105                                                 PAGE 9 OF 13



                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                           AND NORTEL NETWORKS LIMITED
                        DIRECTORS AND EXECUTIVE OFFICERS

                  The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



NAME AND CITIZENSHIP              PRINCIPAL OCCUPATION AND ADDRESS
--------------------              --------------------------------

DIRECTORS

James Johnston Blanchard          Piper Rudnick
American                          901-15th Street, N.W., Suite 700
                                  Washington, D.C. 20005-2301 U.S.A.

Robert Ellis Brown                President and Chief Executive Officer
Canadian/British                  Bombardier Inc.
                                  800 Rene-Levesque Boulevard West, 29th Floor
                                  Montreal, Quebec H3B 1Y8 Canada

John Edward Cleghorn              Chairman of the Board
Canadian                          SNC-Lavalin Group Inc.
                                  200 Bay Street, South Tower, Suite 3115
                                  Royal Bank Plaza
                                  Toronto, Ontario M5J 2J5 Canada

Frank Andrew Dunn                 President and Chief Executive Officer
Canadian                          Nortel Networks Corporation
                                  and Nortel Networks Limited

L. Yves Fortier                   Chairman and Senior Partner
Canadian                          Ogilvy Renault
                                  1981 McGill College Avenue, 12th Floor
                                  Montreal, Quebec H3A 3C1 Canada

CUSIP NO. 315653105                                                PAGE 10 OF 13


Robert Alexander Ingram           Chief Operating Officer and President,
American                          Pharmaceutical Operations
                                  GlaxoSmithKline
                                  5 Moore Drive, Research Triangle Park, N.C.
                                  27709 U.S.A.

William Arthur Owens              Co-Chief Executive Officer and Vice Chairman
American                          Teledesic LLC
                                  1445 120th Avenue N.E.
                                  Bellevue, Washington
                                  98005 U.S.A.

Guylaine Saucier                  1321 Sherbrooke Street West, Apartment C-61
Canadian                          Montreal, Quebec H3G 1J4 Canada

Sherwood Hubbard Smith, Jr.       Chairman Emeritus of the Board
American                          CP&L
                                  One Hanover Square Building
                                  421 Fayetteville Street Mall
                                  Raleigh, N.C. 27601-1748 U.S.A.

Lynton Ronald Wilson              Chairman of the Board
Canadian                          CAE Inc.
                                  483 Bay Street
(Chairman of the Board            Floor 7, North Tower
of Nortel Networks                Toronto, Ontario M5G 2E1 Canada
Corporation and Nortel
Networks Limited)

OFFICERS

Frank Andrew Dunn                 President and Chief Executive Officer
Canadian

Douglas Charles Beatty            Chief Financial Officer
Canadian

Nicholas John DeRoma              Chief Legal Officer
American

D. Gregory Mumford                Chief Technology Officer
Canadian

Pascal Debon                      President, Wireless Networks
French

Chahram Bolouri                   President, Global Operations
Canadian

CUSIP NO. 315653105                                                PAGE 11 OF 13



Brian William McFadden            President, Optical Networks
Canadian

Gary Richard Donahee              President, Americas
American

Stephen Charles Pusey             President, Europe, Middle East and Africa
U.K.

Susan Spradley                    President, Wireline Networks
American

Masood Ahmad Tariq                President, Asia
American/Canadian

William John Donovan              Senior Vice-President, Human Resources
American

Michael Jerard Gollogly           Controller
Canadian

Adrian Joseph Donoghue            General Auditor
Canadian

Katharine Berghuis Stevenson      Treasurer
Canadian/American

Deborah Jean Noble                Corporate Secretary
Canadian

Steven Leo Schilling              President, Enterprise Accounts
American

Linda Faye Mezon                  Assistant Controller
Canadian/American

John Marshall Doolittle           Vice President, Tax
Canadian

Blair Fraser Morrison             Assistant Secretary
Canadian

MaryAnne Elizabeth Pahapill       Assistant Treasurer
Canadian

CUSIP NO. 315653105                                                PAGE 12 OF 13

                            DIRECTORS AND OFFICERS OF
                              NORTEL NETWORKS INC.

       The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.

DIRECTORS

              Mary M. Cross               President and Vice-President, Finance
              American

              Katharine B. Stevenson      Treasurer, Nortel Networks Corporation
              Canadian/American           and Nortel Networks Limited
                                          8200 Dixie Road, Suite 100
                                          Brampton, Ontario L6T 5P6
                                          Canada
OFFICERS

              Mary M. Cross               President and Vice-President, Finance
              American

              Lynn C. Egan                Assistant Secretary
              American

              Thomas A. Gigliotti         Assistant Secretary
              American                    4006 E. Chapel Hill-Nelson Highway
                                          Research Triangle Park, North Carolina 27709
                                          USA

              Ernest R. Higginbotham      Assistant Secretary
              American                    2221 Lakeside Blvd.
                                          Richardson, Texas 75082-4399
                                          USA

              Paul T. Knudsen             Assistant Secretary
              Canadian                    5405 Windward Parkway
                                          Alpharetta, Georgia 30004
                                          USA

              Monica L. Lester            Assistant Treasurer
              American

              Claudio Morfe               Assistant Secretary
              American                    880 Technology Park
                                          Billerica, Massachusetts 01821
                                          USA

CUSIP NO. 315653105                                                PAGE 13 OF 13



              Deborah J. Noble            Corporate Secretary, Nortel Networks Corporation
              Canadian                    and Nortel Networks Limited
                                          Assistant Secretary, Nortel Networks Inc.
                                          8200 Dixie Road, Suite 100
                                          Brampton, Ontario L6T 5P6
                                          Canada

              Roger A. Schecter           Secretary
              American


                                  SCHEDULE 1.1
                             SHARES TO BE PURCHASED

-----------------------------------------------------------------------------------------------------------------
Purchaser                                             Purchase Price   Shares of Common    Shares of Series H
---------                                             --------------   -----------------   ------------------
                                                                             Stock           Preferred Stock
                                                                             -----           ---------------
=================================================================================================================
Eliot D. Gersten Trustee                             $1,555.56              20,798               221.330
-----------------------------------------------------------------------------------------------------------------
LPS Consultants Inc.                                 $3,888.89              51,994               553.323
-----------------------------------------------------------------------------------------------------------------
Jack Gilbert                                         $4,666.67              62,393               663.988
-----------------------------------------------------------------------------------------------------------------
SMFS Inc.                                            $35,000.00             467,946             4,979.905
-----------------------------------------------------------------------------------------------------------------
MSL Investments LLC                                  $23,333.33             311,964             3,319.937
-----------------------------------------------------------------------------------------------------------------
Robert W. Duggan                                     $15,555.56             207,976             2,213.292
-----------------------------------------------------------------------------------------------------------------
Penny Lane Partners, L.P.                            $27,222.22             363,958             3,873.260
-----------------------------------------------------------------------------------------------------------------
Alexander Enterprise Holdings Corp.                  $23,333.33             311,964             3,319.937
-----------------------------------------------------------------------------------------------------------------
Steven H. Tishman                                    $3,111.11              41,596               442.659
-----------------------------------------------------------------------------------------------------------------
Trautman Wasserman 8701 Opportunities Fund           $15,555.56             207,976             2,213.292
-----------------------------------------------------------------------------------------------------------------
Dr. Stuart Jacobson                                  $7,777.78              103,988             1,106.646
-----------------------------------------------------------------------------------------------------------------
Randall M. Tuggle                                    $7,777.78              103,988             1,106.646
-----------------------------------------------------------------------------------------------------------------
Jerdan Enterprises                                   $38,888.89             519,940             5,533.228
-----------------------------------------------------------------------------------------------------------------
Alan R. Cohen                                        $2,333.33              31,197               331.994
-----------------------------------------------------------------------------------------------------------------
Judith E. Olinger                                    $3,888.89              51,994               553.323
-----------------------------------------------------------------------------------------------------------------
Helen Jones Marital Trust                            $3,888.89              51,994               553.323
-----------------------------------------------------------------------------------------------------------------
Tom Contino/Jerry D'Anduno                           $7,777.78              103,988             1,106.646
-----------------------------------------------------------------------------------------------------------------
Burnham Hill Holding LLC                             $35,000.00             467,941             4,979.894
-----------------------------------------------------------------------------------------------------------------
SDS Merchant Fund, LP                                $133,777.78           1,788,594            19,034.304
-----------------------------------------------------------------------------------------------------------------
Sargon Capital International Fund Ltd.               $147,777.78           1,975,772            21,026.265
-----------------------------------------------------------------------------------------------------------------
DMG Legacy Fund LLC                                  $9,644.44              128,946             1,372.241
-----------------------------------------------------------------------------------------------------------------
DMG Legacy Institutional Fund LLC                    $89,693.33            1,199,190            12,761.836
-----------------------------------------------------------------------------------------------------------------
DMG Legacy International Ltd.                        $93,551.11            1,250,768            13,310.733
=================================================================================================================